

20008585

SEC Mail Processi~~

MAR 02 2020

Washington, ~~ ~~

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
|---|
| 8-48082 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2019___ AND ENDING___12/31/2019___

MM/DD/YY               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FMN CAPITAL CORPORATION**

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

**26041 ACERO**

(No. and Street)

| MISSION VIEJO | CA | 92691 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Merwin, CFP / President           (949) 455-0300

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ronald Blue & Co., CPAs and Consultants, LLP**

(Name – *if individual, state last, first, middle name*)

| 1551 North Tustin Ave., Ste 1000 | Santa Ana, | CA | 92705 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Matthew S. Merwin</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>FMN CAPITAL CORPORATION</u>, as of <u>December 31</u>, 20<u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>*Matthew S. Merwin (signature)*</u>
Signature

President
_____
Title

<u>*Notary Public (signature)*</u>
Notary Public

MARIE J. WILDE
COMM. # 2213656
NOTARY PUBLIC·CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. SEP. 26, 2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FMN CAPITAL CORPORATION

## FINANCIAL STATEMENTS WITH
## REPORT OF INDEPENDENT RESISTED PUBLIC ACCOUNTING FIRM

### December 31, 2019

# FMN CAPITAL CORPORATION

## December 31, 2019

## TABLE OF CONTENTS



RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTNING FIRM

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

*phone* 714.543.0500
*fax* 714.543.1567

RONBLUECPA.COM

FMN Capital Corporation
Mission Viejo, California
Page 2

## Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FMN Capital Corporation's auditor since 2002.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
February 27, 2020

**FMN CAPITAL CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**
December 31, 2019

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 528,052 |
| Receivables from brokers or dealers | 74,810 |
| Accounts receivable | 74,278 |
| Prepaid expenses | 33,251 |
| Total assets | $ 710,391 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | |
|---|---|
| Accounts payable | $ 8,100 |
| Income taxes payable | 742 |
| Total liabilities | 8,842 |

**Stockholder's Equity**

| | |
|---|---|
| Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding | 18,158 |
| Retained earnings | 683,391 |
| Total stockholder's equity | 701,549 |
| Total liabilities and stockholder's equity | $ 710,391 |

See accompanying notes and independent auditors' report

3

**FMN CAPITAL CORPORATION**

**STATEMENT OF INCOME**
For the Year Ended December 31, 2019

| | |
|---|---|
| **Revenue** | |
| Concessions | $ 2,004,897 |
| Other income | 12,380 |
| Total revenue | 2,017,277 |
| **Operating expenses** | |
| Administrative | 1,256,783 |
| Commissions | 544,119 |
| Licenses, permits and fees | 26,436 |
| Outside services | 49,102 |
| Total operating expenses | 1,876,440 |
| Income before provision for income taxes | 140,837 |
| Provision for income taxes | 4,591 |
| Net Income | $ 136,246 |

See accompanying notes and independent auditors' report

**FMN CAPITAL CORPORATION**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
For the Year Ended December 31, 2019

|  | Common stock | Retained earnings | Total |
|---|---|---|---|
| Balances at December 31, 2018 | $ 18,158 | $ 737,145 | $ 755,303 |
| Net income | - | 136,246 | 136,246 |
| Cash dividends paid | - | (190,000) | (190,000) |
| Balances at December 31, 2019 | $ 18,158 | $ 683,391 | $ 701,549 |

See accompanying notes and independent auditors' report

5

**FMN CAPITAL CORPORATION**

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS**
For the Year Ended December 31, 2019

As of the audited year ended December 31, 2019, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

See Accompanying notes and independent auditors' report

# FMN CAPITAL CORPORTAION

## STATEMENT OF CASH FLOWS
December 31, 2019

**Cash flows Provided from operating activities**

| | |
|---|---:|
| Net Income | $136,246 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation | 20 |
| (Increase) decrease in: | |
| Receivables from brokers or dealers | (207) |
| Accounts receivable | (504) |
| Prepaid expenses | (1,878) |
| Increase (decrease) in: | |
| Accounts payable | 748 |
| Income taxes payable | (83) |
| | |
| Net cash provided by (used in) operating activities | 134,342 |

**Cash flows from financing activities**

| | |
|---|---:|
| Cash dividends paid | (190,000) |
| | |
| Net cash provided by (used in) financing activities | (190,000) |
| | |
| Net change in cash and cash equivalents | (55,658) |

**Cash and cash equivalents, beginning of year** — 583,710

**Cash and cash equivalents, end of year** — $ 528,052

**Supplemental disclosures of cash flow information**

| | |
|---|---:|
| Cash paid for: | |
| Income taxes | $ 4,591 |
| Interest | $ 0 |

There were no investing activities, non-cash financing, or non-cash investing activities that occurred during the year ended December 31, 2019.

See accompanying notes and independent auditors' report

# FMN CAPITAL CORPORATION

## NOTES TO FINANCIAL STATEMENTS
December 31, 2019

### Note 1 – Summary of significant accounting policies

<u>Organization and nature of business</u>

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

<u>Basis of recognition</u>

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 5) are recognized based on the trade date.

<u>Financial statement estimates and assumptions</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

<u>Concentrations</u>

*Credit risk*

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

*Revenue*

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.). See Note 4 for related party disclosure.

## NOTES TO FINANCIAL STATEMENTS
December 31, 2019

### Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2019, was $20 and is included in administrative expenses in the statement of income.

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

**Note 2 – Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2019, the Company had net capital of $668,298, which was $618,298 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.32% at December 31, 2019.

**Note 3 – Income taxes**

The provision for income taxes for the year ended December 31, 2019, consisted of the following:

| | |
|---|---|
| State | $4,591 |

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2019, the Company's tax years for 2015, 2016, 2017 and 2018 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2019, the Company is no longer subject to U.S. federal, state, or local, examinations by tax authorities for years before 2014.

**Note 4 – Related party transactions**

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2019, the Company paid $1,054,210 under the agreement.

**Note 5 – Commitments and Contingencies**

Contractual obligations

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in November 2018. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2019, was $174,102. Pursuant to Section XIV of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Other commitments and contingencies

As of December 31, 2019, the Company has no additional commitments or contingencies that are not otherwise disclosed.

**Note 6 – Operating Leases**

As of December 31, 2019, the Company has no operating leases in affect. Thus there is no impact to the financial statements. Management does not intend to engage in operating leases.

**Note 7 – Subsequent events**

Management has evaluated subsequent events through February 27, 2020, the date on which the financial statements were available to be issued.

**FMN CAPITAL CORPORATION**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2019

### Computation of net capital

| | | |
|---|---|---:|
| Total stockholder's equity | $ | 701,549 |
| Deduct nonallowable assets | | 33,251 |
| Net capital | $ | 668,298 |

### Aggregate indebtedness

Items included in statement of financial condition:

| | | |
|---|---|---:|
| Various liabilities | $ | 8,842 |
| Total aggregate indebtedness | $ | 8,842 |

| | |
|---|---:|
| Ratio: aggregate indebtedness to net capital | 1.32% |

### Computation of basic net capital requirement

Minimum dollar net capital required:

| | | |
|---|---|---:|
| Company | $ | 50,000 |
| 6-2/3% of total aggregate indebtedness | | 589 |
| Minimum dollar net capital required | | 50,000 |
| Net capital, as calculated above | | 668,298 |
| Excess net capital | | 618,298 |
| Net capital less 120% of minimum net capital required | | 608,298 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 668,298 |

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

**FMN CAPITAL CORPORATION**

**STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2019

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2019, with the final audit report attached.

**FMN CAPITAL CORPORATION**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

**FMN CAPITAL CORPORATION**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.



# RonaldBlue&Co.
## CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FMN Capital Corporation (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

FMN Capital Corporation
Mission Viejo, California
Page 2

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
February 27, 2020

# FMN CAPITAL CORPORATION

## SCHEDULE OF SIPC ASSESSMENT PAYMENTS

| Check # | Check Date | Vendor Name | Amount |
|---|---|---|---|
| 3752 | 7/25/2019 | SIPC | $ 1,375.00 |
| 3809 | 2/11/2020 | SIPC | 1,629.00 |
| | | Total payments made | $ 3,004.00 |



# RonaldBlue&Co.
## CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTNING FIRM

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions , in which (1) FMN Capital Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
February 27, 2020

**Ronald Blue & Co.**
**CPAs and Consultants, LLP**
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

*phone* 714.543.0500
*fax* 714.543.1567

RONBLUECPA.COM



**Capital Corporation**

26041 Acero, Mission Viejo, CA 92691

*Member FINRA & SIPC*

(949) 455-0300   Fax (949) 716-7413   www.fmncc.com

December 31, 2019

# Assertions Regarding Exemption Provisions

We, as members of management of FMN Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

## Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

## Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending *December 31, 2019*.

FMN Capital Corporation

By:

_____

Matthew S. Merwin
President

12/31/2019
_____

Dated